Exhibit 10.1

December 5, 2005

Paul McDonough

Dear Paul,
I am pleased to confirm our offer of employment to you for the position of Chief Financial Officer of OneBeacon Insurance, reporting to Mike Miller. Your base salary will be $14,423.08 biweekly ($375,000 annualized). In addition, we will provide an after-tax monthly payment of $1,200 commencing January 2006 and continuing through August 2007.
Your target bonus under the Management Incentive Plan (MIP) will be 50% of your annualized base salary beginning with the 2006 plan year. An overall bonus pool is calculated based on company results. The allocation of the pool, if any, is based on achieving your business unit's goals and objectives as well as your own individual performance. Individual awards are determined by your management and the Board of Directors, in its sole discretion. The plan does not cap the amount that can be paid to any one participant.
You will also participate in long-term incentive opportunities by means of the OneBeacon Performance Unit Plan. Under this plan, you will receive initial allocations as follows:

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2,875 Performance Units for the three-year 2004-2006 Cycle with an at target payment of $500,000 at an adjusted GAAP combined ratio of 94% and with a maximum potential payout of 2½ times target. The units have the potential to vest, assuming corporate performance goals are met, at the end of the three-year cycle, with payment made in early 2007.

▪
4,110 Performance Units for the three-year 2005-2007 Cycle with an at target payment of $600,000 at an adjusted GAAP combined ratio of 95% and with a maximum potential payout of 2½ times target. The units have the potential to vest, assuming corporate performance goals are met, at the end of the three-year cycle, with payment made in early 2008.

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A corresponding number of Performance Units for the three-year 2006-2008 Cycle to generate an at target payment of $700,000 once the performance metrics are finalized. The units will have the potential to vest, assuming corporate performance goals are met, at the end of the three-year cycle, with payment made in early 2009.

▪	In each case, payment is determined by the Board of Directors in its sole discretion. We would expect you to be eligible for annual grants under the OneBeacon Performance Unit Plan.

To assist with your transition, we will provide you a sign-on bonus of $525,000 within 4 weeks of you beginning employment. If you were to voluntarily terminate your employment within the first 12 months, repayment would be required.
From your first day of employment, you will be eligible to participate in OneBeacon's contributory health, dental, and life insurance plans. You will be eligible for 26 Paid Time off days annually. Following 60 days of employment, you may participate in the OneBeacon 401(k) plan. You will also be provided with a parking space in the OneBeacon Street Garage.
In the event your employment with OneBeacon is terminated by OneBeacon involuntarily for reasons other than cause and upon execution of our standard release, you will be eligible for a severance payment of the equivalent of two times salary + two times targeted bonus. Involuntary termination will be construed to include any such circumstance that would involuntarily cause you to no longer be the Chief Financial Officer of OneBeacon or its successor organization, including as a result of a change in control.

Paul, we are very excited about having you become part of our team and look forward to your acceptance.  Please sign and return a copy of this offer letter via mail or fax.

Sincerely,
/s/ Thomas N. Schmitt
Thomas N. Schmitt
Senior Vice President, Human Resources

Accepted :    /s/ Paul McDonough